ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

March 5, 2015

Enerplus to Present at the FirstEnergy East Coast Energy Conference

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Robert J. Waters, Senior Vice-President & Chief Financial Officer, will provide an update on Enerplus' activities via a presentation at the FirstEnergy East Coast Energy Conference in New York on Wednesday, March 12, 2015 at 2:25 pm ET (12:25 pm MT). Investors are invited to listen to a live webcast of the presentation at:

http://jetslides.tv/lobby/1076

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event. A copy of the presentation will be made available prior to the event on our website at www.enerplus.com. A replay will be available for 60 days.

Enerplus is a North American energy producer with a portfolio of oil and gas assets in resource plays that offer organic growth potential with superior economics. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that allows the successful development of our properties, supported by a strong financial plan. Through our activities, we strive to provide investors with a competitive return comprised of both growth and income.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

- 30 -

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation